                             [LOGO OF CBS CORPORATION]

                                CBS CORPORATION
                              51 West 52nd Street
                            New York, New York 10019

                                                          November 26, 1999

Dear CBS Shareholder,

   You are cordially invited to attend a special meeting of shareholders of CBS Corporation to be held on December 29, 1999 at the Sheraton New York Hotel, 811 Seventh Avenue, New York, New York 10019, commencing at 10:00 a.m., eastern standard time.

   At the special meeting, you will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of September 6, 1999, as amended and restated as of October 8, 1999 and as of November 23, 1999, among CBS, Viacom Inc. and Viacom/CBS LLC, which provides for the merger of CBS and Viacom or, under specified circumstances, Viacom/CBS LLC, a wholly owned subsidiary of Viacom. Under the terms of the merger agreement, each issued and outstanding share of CBS common stock will be converted into the right to receive 1.085 shares of Viacom non-voting Class B common stock and each issued and outstanding share of CBS Series B preferred stock will be converted into the right to receive 1.085 shares of Viacom Series C preferred stock. Both Viacom's Class B common stock and CBS' common stock are listed and traded on the New York Stock Exchange.

   The merger agreement advances the vision we share with Viacom of building the preeminent global media and entertainment company. The combination of our companies, our powerful brands and our highly complementary businesses will create a company we believe is uniquely qualified to capitalize on new opportunities domestically and around the world.

   Your participation in the special meeting, in person or by proxy, is important. Even if you anticipate attending in person, we urge you to mark, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope to ensure that your shares of CBS common stock and CBS Series B preferred stock will be represented at the special meeting. If you do attend in person, you will be entitled to vote your shares in person.

   The joint proxy statement/prospectus that accompanies this letter contains information about Viacom and CBS and describes in detail the merger and related matters. Attached to the joint proxy statement/prospectus is a copy of the merger agreement, related agreements and other important information.

   Thank you, and we look forward to seeing you at the special meeting.

                               Very truly yours,

     /s/ David T. McLaughlin                    /s/ Mel Karmazin
         David T. McLaughlin                        Mel Karmazin
        Chairman of the Board           President and Chief Executive Officer

   For a discussion of risk factors which you should consider in evaluating the merger, see "Risk Factors" beginning on page 18.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or determined whether this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    This joint proxy statement/prospectus is dated November 24, 1999, and is first being mailed to shareholders on or about November 26, 1999.